NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

September 8, 2023

Via EDGAR

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennie Beysolow
Lilyanna Peyser

Re:	PSQ Holdings, Inc. Registration Statement on Form S-1 Filed August 9, 2023 File No. 333-273830

Dear Ms. Beysolow and Ms. Peyser:

On behalf of PSQ Holdings, Inc. (the “Company”), we are hereby responding to the letter dated August 28, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on August 9, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1 filed August 9, 2023

Cover page

1.	Please revise the cover page to state the voting rights of the Class A and Class C common stock, as well as the fact that your CEO owns 52.62% of your outstanding voting power and you are therefore a controlled company.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus contained in the Amended Registration Statement.

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota

New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia

September 8, 2023

2.	Disclose the potential profit if the Sponsor Distributees sell the 5,700,000 Private Warrants at a recent sale price, as well as the potential profit if the Sponsor Distributees sell the 5,700,000 shares of Class A Common Stock underlying the Private Warrants at a recent sale price assuming conversion of the Private Warrants. Also disclose that cash proceeds of the company associated with the exercises of the warrants are dependent on the stock price.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to include disclosure addressing the potential profit that the Sponsor Distributees could have recognized if they sold (i) the 5,700,000 Private Warrants at a recent sale price and (ii) the 5,700,000 shares of Class A Common Stock underlying the Private Warrants at a recent sale price assuming exercise of the Private Warrants. The Company also respectfully directs the Staff to the Company’s disclosure on the prospectus cover page where the Company advises investors that cash proceeds associated with the exercises of the Warrants, if any, are dependent on the trading price of shares of its Class A Common Stock exceeding the exercise price of the Warrants.

Risk Factors

Risks Related to Ownership of Our Class A Common Stock

A significant portion of our shares of Class A Common Stock will be available for immediate resale..., page 44

3.	We note your disclosure that “[w]hile the Selling Holders may experience a positive rate of return based on the trading price of the Company’s securities, the public holders of the Company’s securities may not experience a similar rate of return on the securities they purchased due to differences in the applicable purchase price and trading price.” Please expand your disclosure to state that the selling holders may therefore have an incentive to sell because of the likelihood that they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Registration Statement.

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Division of Corporation Finance

September 8, 2023

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Michael Seifert, PSQ Holdings, Inc.

Stephen Moran, PSQ Holdings, Inc.